SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2007

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement of 2007 Interim Results, dated August 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 17, 2007	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

ANNOUNCEMENT OF 2007 INTERIM RESULTS

•        Turnover reached RMB166.6 billion, up by 21.6%

•        EBITDA of RMB89.8 billion, up by 14.6%

•        EBITDA margin of 53.9%, maintained at high level

•        Profit attributable to shareholders of RMB37.9 billion, up by 25.7%

•        Total subscribers reached 332 million, up by 31.15 million

•        Payment of an ordinary interim dividend of HK$0.837 per share. The Company’s planned dividend payout ratio for the full year of 2007 is 43%

•        The Company planned full year special dividend for 2007, payment of a special interim dividend of HK$0.085 per share

CHAIRMAN’S STATEMENT

Dear Shareholders,

China’s tremendous economic growth continues to be the envy of the world. Its need for telecommunications services has also continued to grow rapidly.

This is excellent news for the Group. During the first six months of 2007 our business has made steady progress, benefiting from a sound competitive environment, a superior network, strong brand recognition, economies of scale and effective management.

The Group recorded an excellent half-year financial performance. This has reinforced our solid financial structure and helped us maintain favorable profitability for our shareholders.

Financial Results

The Group’s operating revenue in the first half of 2007 grew substantially to reach RMB166,580 million, representing an increase of 21.6 per cent. over the same period last year.

EBITDA and profit attributable to shareholders reached RMB89,814 million and RMB37,907 million respectively, representing an increase of 14.6 per cent. and 25.7 per cent. over the same period last year. EBITDA margin and margin of profit attributable to shareholders were maintained at high levels among the peers of 53.9 per cent. and 22.8 per cent. respectively. Basic earnings per share reached RMB1.90, representing an increase of 25.0 per cent. compared with the same period last year.

Revenue from our value-added business continued to grow rapidly in the first six months of the year, reaching RMB41,915 million. This is 35.5 per cent. higher than the figure for the same period last year. In fact, today the value-added business accounts for 25.2 per cent. of the Group’s total operating revenue, representing 2.6 percentage points higher than the same period of last year. At the same time, the continuous innovation of value-added products has laid a solid foundation for optimizing revenue structure, which also serves to drive the continuous revenue growth.

Business Development

The first half of the year saw many encouraging developments. There was remarkable growth in the number of new customers, new business (value-added business) and new voice usage, which remain the driving force of our growth.

Our subscriber base continued to grow. As at 30 June 2007, the total number of subscribers had reached 332.378 million, representing a net increase of 31.146 million and an average monthly net addition of over five million.

Our value-added business also saw strong growth and it is now making an even greater contribution to our revenue. At the same time, careful adjustment of our pricing structure has helped to push voice traffic upwards and optimized the composition of voice usage, increasing the average minutes of usage per user per month (MOU) as well as total revenue. As at 30 June 2007, the total voice usage volume reached 828.815 billion minutes and MOU hit 440 minutes a month while average revenue per user per month (ARPU) was RMB88.

In 2007, the Group strengthened its continuous efforts in developing the rural market and driving the “informationalization” of those regions with our extended sales and services channels, strong brand recognition, superior network and large-scale integrated sales programs which enhanced the utilization of resources. In the first half of 2007, newly acquired customers from the rural areas represented half of all newly acquired customers.

Our Agricultural Information Service which provides rural customers with practical and real-time information via SMS, voice and the internet has gained popularity and in turn brought about further subscriber growth, aided retention of existing customers and boosted the usage of data services.

Looking at the value-added sector of the business, the first half of 2007 showed a strong performance in a number of areas, with the fast-growing “Color Ring”, WAP and MMS businesses becoming major revenue sources. Overall, the value-added business contributed 25.2 per cent. of total operating revenue.

The mobile music business has also grown significantly, with membership of the “Mobile Music Club” reaching 48 million. Our “Mobile Paper” news and information services also enjoyed robust growth and the number of paying subscribers rose to 15 million. The launch of “Fetion”, our instant messaging service, was well received and it now has approximately 38 million registered users.

These new products and services have become the engine for driving momentum and continuous revenue growth. Accordingly we intend to continue providing innovative value-added services based on a carefully defined strategic plan and build a good product development structure for the future.

We have also continued to enhance brand awareness, emphasize brand differentiation and enrich brand association. Through enhanced services tailored for targeted customer groups, the Company has strengthened overall brand management. Leveraging a clearer structure with three consumer brands — GoTone, M-zone and Shenzhouxing, the influence of these consumer brands is widening and our corporate brand value is growing significantly with it.

In addition, during 2007 we further improved our customer services with the implementation of a customer services management system. We also launched the “Sincere Services — Satisfactory 100” program to improve customer service quality and enhance customer loyalty. At the same time, the Company strengthened its channel management and enhanced its sales services capability. We have leveraged different focuses — including music and the Olympics — to deploy innovative marketing campaigns which are in turn raising our market performance.

Naturally, as Chairman of China Mobile, I am proud of the fact that we are not only a premium brand, but also boast the world’s largest mobile network and largest mobile subscriber base. In 2007, we responded to increases in peak-time voice traffic volume by carrying out network optimization using innovative management solutions and new technologies. These efforts are proving to be effective and we have been able to accommodate peak-time voice volume and at the same time raise utilization of network resources. Today, with granular network management and steady network operation benchmarks, our network population coverage has exceeded 97 per cent. in China. Our wireless connection rate is also world-class at 99.3 per cent.

Our global roaming coverage has also been expanding. As of the end of June 2007, our GSM global roaming services covered 224 countries and regions through 313 operators and our GPRS roaming services covered 148 countries and regions around the world.

Preparing for the Olympics

Closer to home, China Mobile is the sole mobile telecommunications services partner for the 2008 Beijing Olympics. We intend to support this global sporting event in the true Olympic spirit of being the best. It will also offer a chance to enhance our corporate image and brand reputation. Accordingly, we have defined an Olympics strategy and established working groups. In the first half of 2007, the network implementation for the Olympic Games venues was on schedule and we have created three Olympic product lines targeting individual customers, the Beijing Organizing Committee for the Olympic Games, as well as corporate customers, and launched our first Olympic product. We will do our best to fulfill our commitment of providing “the most advanced technology, the most abundant business and the most considerate service” for the Beijing 2008 Olympic Games.

Management of the Company

I am convinced that the strong performance we are seeing is due in part to the quality of our management. As a Group we are committed to developing and continuously improving this important resource.

In 2007, we carried out refinements designed to optimize our operational management systems. One example is the further implementation of the “One China Mobile” project which established a computerized central management system with standard operating procedures. The Group has also unified and strengthened the management of its subsidiaries.

Of course, management must also be accountable for its decisions and China Mobile is committed to setting high benchmarks for corporate governance with the establishment of a comprehensive internal control and risk management system. The Company has further enhanced and standardized its internal control framework to ensure the effectiveness of our compliance measures.

The independent auditor expressed an unqualified opinion on management’s assessment of, and the effective operation of, the Company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act as of 31 December 2006.

The results of these initiatives have already been publicly recognized. In 2007, the Company was ranked 16th in the “FT Global 500” by the Financial Times which a year earlier had ranked us only 38th. We were also placed 10th in the BusinessWeek global “Info Tech 100” companies listing for 2007, the sixth year in a row China Mobile has been included. We were also ranked 5th in the Financial Times’ “Brandz Top 100”, the second time we have been included in this ranking. We were ranked No. 1 in the China division of FinanceAsia’s “Asia’s Best Companies” survey in the “Best Management”, “Best Corporate Governance”, “Best Investor Relations” and “Best Commitment to Strong Dividend” categories. For the third year in a row, we were voted No. 1 in the Universum Graduate Survey for “Ideal Employer in China”.

In July 2007, the credit rating agencies Moody’s and Standard & Poor’s upgraded our rating to A1/Stable Outlook and A/Positive Outlook respectively.

Corporate Responsibility

Corporate responsibility (CR) is one of China Mobile’s core values. Our philosophy of “Responsibility makes Perfection” is built on the belief that CR is something that not only delivers benefits to the community, but in the long run makes for a better company.

In addition to the establishment of a corporate responsibility management structure, the first half of 2007 also saw the formulation of a work plan for 2007-to-2009 based on our first Corporate Responsibility Report. The work plan will help us continue the effective and consistent implementation of corporate responsibility management initiatives.

The theme of our corporate responsibility program in 2007 is “Harmony and Growth.” In simple terms this means balancing the goal of corporate growth against the desire to help communities develop while also preserving the natural environment. With this objective in mind, we have made great strides in promoting “informationalization” in rural areas, caring for the poor, actively participating in disaster relief as well as encouraging education and helping communities grow. And I am convinced we are making a difference in people’s lives.

Examples include helping our parent company to implement the “Village-Connected Project” to eliminate the digital divide. We also continued endowment projects for primary and secondary education in less developed areas in central and western China. And, last but not least, we expanded the “Green Box Environment Protection” handset and accessory recycle program.

Dividends

China Mobile holds the interests and the return on investment of its shareholders, particularly its minority shareholders, in the highest regard.

After reviewing the favorable operating results in the first half of 2007 as well as long-term development plans, the Board has resolved to pay an ordinary interim dividend of HK$0.837 per share for 2007 in accordance with the 2007 dividend payout ratio plan.

In addition, whilst the interim profit and dividend per share continue to grow favorably, the Board is recommending the payment of a special dividend for 2007 to accommodate the effect of the revision of assets’ estimated useful lives on profit attributable to shareholders. The special interim dividend for 2007 is HK$0.085 per share.

The Board and I are convinced that the Company’s strong cash flow is capable of supporting the investments required to maintain strong and stable growth, while also providing shareholders with a favorable cash return. To that end, the Company will continue its efforts to steadily increase dividend yield in the long term in order to generate the best possible returns for shareholders.

The Future

The combination of continued rapid growth in China’s economy, rising consumer purchasing power, the development of the rural economy and the acceleration of informationalization throughout the country make one thing clear — the future of China Mobile looks bright.

Demand for mobile communications in China is tremendous and growing fast. Technical advances are driving moves toward convergence, which in turn creates challenges in the adoption of new technologies and new business concepts.

China Mobile is well placed to meet these challenges and maintain its leading position, further optimizing our competitive edge, enhancing management, developing talent and cultivating our established corporate culture. Today, we are adept at leveraging our innovations to face changes in the business environment and reinforcing our strategic positioning as the “Mobile Information Expert.”

In the second half of 2007, we will continue to focus on exploring rural markets, expanding value-added services and optimizing our network to provide strong support for future growth.

As a Group, we seek a sound, balanced and sustainable development. We intend to enhance our overall strengths in areas such as corporate culture, brand awareness, and corporate responsibilities. These are important initiatives that will in turn increase the Group’s public position, influence the industry and maintain a favorable, sustainable business environment.

The Group is already preparing for the future, readying ourselves for the introduction of the new generation of mobile telecommunications networks. We are also closely monitoring new business models and product innovations in order to find ways of maintaining momentum.

However, fundamentally, our focus remains unchanged — to maintain a solid, long-term business foundation with the goal of creating better returns for our investors.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 16 August 2007

UNAUDITED CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2007

(Expressed in Renminbi)

			Six months ended 30 June
			2007		2006
	Note		RMB million		RMB million
Operating revenue (Turnover)	4
Usage fees				107,661		87,806
Monthly fees				10,176		12,867
Value-added services fees				41,915		30,926
Other operating revenue				6,828		5,380

				166,580		136,979

Operating expenses
Leased lines				1,180		1,230
Interconnection				10,488		8,946
Depreciation				34,938		34,542
Personnel				8,667		7,990
Other operating expenses				57,802		42,417

				113,075		95,125

Profit from operations				53,505		41,854
Other net income				1,264		1,847
Non-operating net income				248		179
Interest income				1,709		1,123
Finance costs				(855)		(610)

Profit before taxation	5			55,871		44,393
Taxation	6			(17,906)		(14,187)

Profit for the period				37,965		30,206

Attributable to:

Equity shareholders of the Company				37,907		30,168
Minority interests				58		38

Profit for the period				37,965		30,206

Earnings per share — Basic	8	(a)	RMB	1.90	RMB	1.52

Earnings per share — Diluted	8	(b)	RMB	1.87	RMB	1.51

Dividend per share	7	(a)
— Ordinary			HK$	0.837	HK$	0.62
— Special			HK$	0.085	HK$	0.09

EBITDA (RMB million)				89,814		78,343

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2007

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company								Minority interests	Total equity
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserve	Retained profits	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2007	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373
Shares issued under share option scheme (Note 16)	3	1,154	(245)	—	—	—	—	912	—	912
Dividend approved and paid during the period (Note 7(b))	—	—	—	—	—	—	(16,267)	(16,267)	—	(16,267)
Equity settled share-based transactions	—	—	453	—	—	—	—	453	—	453
Profit for the period	—	—	—	—	—	—	37,907	37,907	58	37,965
Exchange difference	—	—	—	—	(300)	—	—	(300)	—	(300)

At 30 June 2007	2,133	384,961	(292,426)	72	(343)	66,961	180,349	341,707	429	342,136

At 1 January 2006	2,116	379,240	(294,410)	72	—	53,395	132,411	272,824	283	273,107
Shares issued under share option scheme	6	1,556	(239)	—	—	—	—	1,323	—	1,323
Dividend approved and paid during the period (Note 7(b))	—	—	—	—	—	—	(11,719)	(11,719)	—	(11,719)
Equity settled share-based transactions	—	—	1,272	—	—	—	—	1,272	—	1,272
Profit for the period	—	—	—	—	—	—	30,168	30,168	38	30,206

At 30 June 2006	2,122	380,796	(293,377)	72	—	53,395	150,860	293,868	321	294,189

UNAUDITED CONSOLIDATED BALANCE SHEET

at 30 June 2007

(Expressed in Renminbi)

	Note	Unaudited At 30 June 2007	Audited At 31 December 2006
		RMB million	RMB million
Non-current assets
Property, plant and equipment	9	228,663	218,274
Construction in progress	9	57,004	52,436
Land lease prepayments		7,743	7,675
Goodwill		36,894	36,894
Other intangible assets		601	700
Interest in associates		—	—
Other financial assets		77	77
Deferred tax assets		9,269	7,113

		340,251	323,169

Current assets
Inventories		2,771	3,007
Accounts receivable	10	7,461	7,153
Other receivables	11	3,216	2,500
Prepayments and other current assets		4,823	4,613
Amount due from ultimate holding company	12	307	305
Tax recoverable		158	468
Deposits with banks		81,552	82,294
Cash and cash equivalents	13	103,719	71,167

		204,007	171,507

Current liabilities
Accounts payable	14	68,185	57,240
Bills payable		1,263	2,212
Deferred revenue		29,691	21,823
Accrued expenses and other payables		54,826	46,130
Amount due to ultimate holding company	12	164	129
Amount due to immediate holding company		178	186
Interest-bearing borrowings	15	2,999	2,996
Obligations under finance leases		68	68
Current taxation		10,395	9,823

		167,769	140,607

Net current assets		36,238	30,900

Total assets less current liabilities		376,489	354,069

Non-current liabilities
Interest-bearing borrowings	15	(33,578)	(33,574)
Deferred revenue, excluding current portion		(615)	(930)
Deferred tax liabilities		(160)	(192)

		(34,353)	(34,696)

NET ASSETS		342,136	319,373

CAPITAL AND RESERVES
Share capital	16	2,133	2,130
Reserves		339,574	316,872

Total equity attributable to equity shareholders of the Company		341,707	319,002
Minority interests		429	371

TOTAL EQUITY		342,136	319,373

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2007

(Expressed in Renminbi)

	Six months ended 30 June
	2007	2006
	RMB million	RMB million
Net cash from operating activities	86,516	79,107

Net cash used in investing activities	(37,554)	(61,132)

Net cash used in financing activities	(16,159)	(11,038)

Net increase in cash and cash equivalents	32,803	6,937

Cash and cash equivalents at 1 January	71,167	64,461

Effect of changes in foreign exchange rate	(251)	13

Cash and cash equivalents at 30 June	103,719	71,411

Analysis of the balances of cash and cash equivalents

Deposits with banks maturing within three months when placed	16,466	11,293

Cash and bank balances	87,253	60,118

	103,719	71,411

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

1.	BASIS OF PREPARATION

The interim financial report of China Mobile Limited (the “Company”) and its subsidiaries (collectively known as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), including compliance with the Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). It was authorized for issuance on 16 August 2007.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”).

The interim financial report is unaudited, but has been reviewed by the Company’s Audit Committee and the Company’s auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity” issued by the HKICPA. KPMG’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The unaudited consolidated financial information of the Group for the six months ended 30 June 2007 includes the financial information of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in the People’s Republic of China (the “PRC”), China Mobile Peoples Telephone Company Limited (“Peoples Telephone”) in Hong Kong and other subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited and its subsidiaries, China Mobile Group Design Institute Co., Ltd (formerly “Beijing P&T Consulting and Design Institute Company Limited”) and its subsidiaries, Advanced Roaming & Clearing House Limited and Fit Best Limited for the six months ended 30 June 2007.

The unaudited consolidated financial information of the Group for the six months ended 30 June 2006 includes the financial information of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in the PRC and other subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited and its subsidiaries, Beijing P&T Consulting and Design Institute Company Limited, Advanced Roaming & Clearing House Limited and Fit Best Limited for the six months ended 30 June 2006, and the post-acquisition results of Peoples Telephone for the period from 5 January 2006 (date of acquisition) to 30 June 2006.

The financial information relating to the financial year ended 31 December 2006 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2006 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 21 March 2007.

2.	SIGNIFICANT ACCOUNTING POLICIES

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements.

The HKICPA has issued a number of amendments, new and revised HKFRSs, which term collectively included HKASs and Interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2007. Management has determined the accounting policies expected to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2007 on the basis of HKFRSs currently in issue, which management believes, do not have a significant impact on the Group’s prior year financial position and results of operations.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of this interim financial report. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of the interim financial report. The Group has not applied any new standards or interpretations that are not yet effective for the current accounting period (see Note 20).

3.	SEGMENT REPORTING

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group’s operating activities are carried out in Mainland China and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside Mainland China or outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

4.	TURNOVER

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data business.

Other operating revenue mainly represents interconnection revenue.

5.	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

	Six months ended 30 June
	2007	2006
	RMB million	RMB million
Interest on borrowings	855	610
Depreciation	34,938	34,542
Amortization of other intangible assets	107	100
Impairment loss for accounts receivable and other receivables	2,258	1,708
Operating lease charges: minimum lease payments
— land and buildings	2,021	1,452
— leased lines	1,180	1,230
— others	1,030	896
Contributions to defined contribution retirement plans	632	507

6.	TAXATION

	Six months ended 30 June
	2007	2006
	RMB million	RMB million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the period	34	—
Provision for PRC enterprise income tax on the estimated taxable profits for the period	20,047	14,910
Under/(over)-provision in respect of PRC enterprise income tax for prior period	9	(12)

	20,090	14,898
Deferred tax
Origination and reversal of temporary differences	(2,184)	(711)

	17,906	14,187

(i)	The provision for Hong Kong profits tax for the six months ended 30 June 2007 is calculated at 17.5% of the estimated assessable profits for the period. No provision for Hong Kong profits tax has been made for the period ended 30 June 2006 as there were no estimated Hong Kong assessable profits during the period.

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2007 and 2006, except for certain subsidiaries of the Company or certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. or 15 per cent. respectively.

(iii)

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25 per cent. and will be effective from 1 January 2008. For certain subsidiaries which currently applied for statutory tax rate of 33 per cent., deferred tax is recognized based on the tax rate that are expected to apply to the period when the asset is realized or the liability is settled. For other subsidiaries which currently applied for preferential rate, deferred tax is recognized based on the current tax rate since the implementation measure on transitional policy of preferential tax rate granted under current tax law and administrative regulations was not yet announced.

7.	DIVIDENDS

(a)	Dividends attributable to the period

	Six months ended 30 June
	2007	2006
	RMB million	RMB million
Ordinary interim dividend declared after the balance sheet date of HK$0.837 (equivalent to approximately RMB0.816) (2006: HK$0.62 (equivalent to approximately RMB0.64)) per share	16,318	12,709

Special interim dividend declared after the balance sheet date of HK$0.085 (equivalent to approximately RMB0.083) (2006: HK$0.09 (equivalent to approximately RMB0.09)) per share	1,657	1,845

	17,975	14,554

The ordinary and special interim dividends which are declared in Hong Kong dollars are translated into RMB at the rate HK$1=RMB0.97436, being the rate announced by the State Administration of Foreign Exchange in the PRC on 29 June 2007. As the ordinary and special interim dividends are declared after the balance sheet date, the dividends are not recognized as liabilities as at 30 June 2007.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2007	2006
	RMB million	RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$0.763 (equivalent to approximately RMB0.767) (2006: HK$0.57 (equivalent to approximately RMB0.59)) per share	14,918	11,719

Special final dividend in respect of the previous financial year, approved and paid during the period, of HK$0.069 (equivalent to approximately RMB0.069) (2006: Nil) per share	1,349	—

	16,267	11,719

8.	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2007 is based on the profit attributable to equity shareholders of the Company of RMB37,907,000,000 (2006: RMB30,168,000,000) and the weighted average number of 19,993,715,033 shares (2006: 19,861,342,150 shares) in issue during the six months ended 30 June 2007.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2007 is based on the profit attributable to equity shareholders of the Company of RMB37,907,000,000 (2006: RMB30,168,000,000), and the weighted average number of 20,290,080,849 shares (2006: 20,020,815,227 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2007	2006
	Number of shares	Number of shares
Weighted average number of shares at 30 June	19,993,715,033	19,861,342,150

Effect of deemed issue of ordinary shares under the Company’s share option scheme for nil consideration	296,365,816	159,473,077

Weighted average number of shares (diluted) at 30 June	20,290,080,849	20,020,815,227

9.	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

(a)	Change in assets estimated useful lives

During the six months ended 30 June 2007, having considered the changes of mobile switching technologies, including the development of soft switching technologies, to conform with the new generation mobile technologies in 2007 and for years beyond, management revised the estimated useful lives of switching center equipment (excluding soft switching equipment, which conforms with the new generation of mobile technologies) from seven years to five years.

The change in accounting estimate is accounted for prospectively from 1 January 2007. The depreciation expense for the six months ended 30 June 2007 increased by approximately RMB5,737,000,000 as a result of this change in useful lives. As the effect of such change of estimated useful lives represents a timing difference, the change of estimated useful lives does not have any effect on the total depreciation expenses of those assets during their assets’ lives.

(b)	Acquisition of property, plant and equipment and construction in progress

During the six months ended 30 June 2007, the Group incurred capital expenditure of property, plant and equipment and construction in progress with a cost of RMB51,128,000,000 (for the six months ended 30 June 2006: RMB31,925,000,000).

(c)	Disposal/write off of property, plant and equipment

Property, plant and equipment with a net book value of RMB6,000,000 were disposed of during the six months ended 30 June 2007 (for the six months ended 30 June 2006: RMB59,000,000), resulting in a gain on disposal of RMB1,000,000 (for the six months ended 30 June 2006: RMB9,000,000).

Property, plant and equipment with a net book value of RMB902,000,000 were written off during the six months ended 30 June 2007 (for the six months ended 30 June 2006: RMB721,000,000).

10.	ACCOUNTS RECEIVABLE

Ageing analysis of accounts receivable, net of impairment loss for doubtful accounts is as follows:

	Unaudited At 30 June 2007	Audited At 31 December 2006
	RMB million	RMB million
Within 30 days	5,428	5,447
31 – 60 days	1,164	911
61 – 90 days	684	581
Over 90 days	185	214

	7,461	7,153

Accounts receivable primarily comprise receivables from customers and other telecommunications operators. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

11.	OTHER RECEIVABLES

Other receivables primarily comprise receivables from sales agents of revenue collected on behalf of the Group, utilities deposits and rental deposits.

12.	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

13.	CASH AND CASH EQUIVALENTS

	Unaudited At 30 June 2007	Audited At 31 December 2006
	RMB million	RMB million
Deposits with banks within three months of maturity	16,466	9,703
Cash at banks and in hand	87,253	61,464

	103,719	71,167

14.	ACCOUNTS PAYABLE

The ageing analysis of accounts payable as at 30 June 2007 is as follows:

	Unaudited At 30 June 2007	Audited At 31 December 2006
	RMB million	RMB million
Amounts payable in the next:

1 month or on demand	46,267	41,026
2 – 3 months	7,199	5,629
4 – 6 months	4,853	4,067
7 – 9 months	3,566	2,086
10 – 12 months	6,300	4,432

	68,185	57,240

15.	INTEREST-BEARING BORROWINGS

	Note		Unaudited At 30 June 2007			Audited At 31 December 2006
			Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
			RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Bonds	(i	)	2,999	9,945	12,944	2,996	9,941	12,937
Deferred consideration payable	(ii	)	—	23,633	23,633	—	23,633	23,633

			2,999	33,578	36,577	2,996	33,574	36,570

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year, except for the bonds under current liabilities, which will mature on 28 October 2007.

(i)	The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii)	As at 30 June 2007, the deferred consideration payable represents the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively.

The deferred consideration is unsecured and bearing interest at the rate of two-year US dollar LIBOR swap rate per annum. The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on 1 July 2017 and 2019 respectively.

16.	SHARE CAPITAL

Issued and fully paid:

	Number of shares	HK$ million	Equivalent RMB million
At 1 January 2007	19,967,815,140	1,997	2,130
Shares issued under share option scheme	35,306,910	3	3

At 30 June 2007	20,003,122,050	2,000	2,133

At 30 June 2007, the outstanding options were as follows:

	Number of instruments	Vesting conditions	Contractual life of options
Option granted to directors

— on 25 April 2000	1,000,000	50% two years from the date of grant, 50% five years from the date of grant	7 years

— on 3 July 2002	370,000	50% two years from the date of grant, 50% five years from the date of grant	10 years

— on 28 October 2004	897,775	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

— on 21 December 2004	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

— on 8 November 2005	6,465,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Option granted to other employees

— on 26 November 1999	1,000,000	50% on date of grant, 50% three years from the date of grant	8 years

— on 25 April 2000	3,882,000	50% two years from the date of grant, 50% five years from the date of grant	7 years

— on 22 June	4,534,650	50% two years from the date of grant,	6 years

2001		50% five years from the date of grant

— on 3 July 2002	71,075,110	50% two years from the date of grant, 50% five years from the date of grant	10 years

— on 28 October 2004	131,982,904	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

— on 8 November 2005	269,753,090	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Total share options	491,436,029

No option had been granted to the directors of the Company and employees of the Group during the six months ended 30 June 2007 and 2006. Share options involving a total number of 420,520 ordinary shares previously granted to certain employees of the Group were canceled during the period.

During the six months ended 30 June 2007, the employees of the Group and the directors of the Company exercised options to subscribe for 35,256,235 and 50,675 ordinary shares of the Company, respectively.

Details of share options exercised during the period

Grant date	Exercise price		Weighted average closing price per share of the share options exercised		Proceeds received		Number of shares involved in the options
25 April 2000	HK$	45.04	HK$	74.64	HK$	43,981,560	976,500
22 June 2001	HK$	32.10	HK$	74.40	HK$	96,561,615	3,008,150
3 July 2002	HK$	22.85	HK$	72.48	HK$	14,538,084	636,240
28 October 2004	HK$	22.75	HK$	73.44	HK$	562,251,235	24,714,340
21 December 2004	HK$	26.75	HK$	71.45	HK$	1,070,000	40,000
8 November 2005	HK$	34.87	HK$	73.32	HK$	206,837,682	5,931,680

							35,306,910

17.	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the six months ended 30 June 2007 and 2006.

			Six months ended 30 June
			2007	2006
	Note		RMB million	RMB million
Property leasing and management services charges	(i	)	363	267
Telecommunications services charges	(ii	)	1,021	595
Interest paid/payable	(iii	)	589	325

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid or payable to the CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(ii)	Telecommunications services charges represent the amounts paid or payable to the CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.

(iii)	Interest paid/payable represents the interest paid or payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.

(b)	Transactions with other state-controled entities in the PRC

Apart from transactions with the CMCC Group (see note 17(a)), the Group, a stated-controled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controled by the PRC government and governmental authorities and agencies (collectively referred to as “state-controled entities”) in the ordinary course of business. These transactions primarily include rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controled entities and have been reflected in the financial statements.

As part of the transactions with state-controled entities as mentioned above, the Group has material transactions with other state-controled telecommunications operators in the PRC in the normal course of providing telecommunications services. These transactions are conducted and settled in accordance with rules and regulations stipulated by the Ministry of Information Industry of the PRC Government. Additionally, the Group has material transactions and balances with state-controled financial institutions.

Set out below are the principal transactions and balances with state-controled telecommunications operations and state-controled financial institutions in the PRC:

(i)	Principal transactions with state-controled telecommunications operators in the PRC:

	Six months ended 30 June
	2007	2006
	RMB million	RMB million
Interconnection revenue	5,215	3,908
Interconnection charges	9,176	7,803
Leased line charges	1,013	805

(ii)	Principal balances with state-controled telecommunications operators in the PRC:

	Unaudited At 30 June 2007	Audited At 31 December 2006
	RMB million	RMB million
Accounts receivable and other receivables	822	452
Accounts payable and other payables	2,560	1,846

(iii)	Principal transactions with state-controled financial institutions in the PRC:

	Six months ended 30 June
	2007	2006
	RMB million	RMB million
Interest income	1,658	1,048

(iv)	Principal balances with state-controled financial institutions in the PRC:

	Unaudited At 30 June 2007	Audited At 31 December 2006
	RMB million	RMB million
Deposits with banks	81,552	82,294
Cash and cash equivalents	100,586	68,197

18.	COMMITMENTS

(a)	Capital commitments

Capital commitments outstanding at 30 June 2007 not provided for in the interim financial report were as follows:

	Unaudited At 30 June 2007	Audited At 31 December 2006
	RMB million	RMB million
Commitments in respect of land and buildings
— authorized and contracted for	1,775	1,119
— authorized but not contracted for	5,081	6,604

	6,856	7,723

Commitments in respect of telecommunications equipment
— authorized and contracted for	13,559	9,361
— authorized but not contracted for	35,019	51,688

	48,578	61,049

Total commitments
— authorized and contracted for	15,334	10,480
— authorized but not contracted for	40,100	58,292

	55,434	68,772

(b)	Operating lease commitments

At 30 June 2007, the total future minimum lease payments under non-cancelable operating leases are payable as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
Unaudited at 30 June 2007
Within one year	2,871	987	809	4,667
After one year but within five years	5,967	994	852	7,813
After five years	2,052	287	154	2,493

	10,890	2,268	1,815	14,973

Audited at 31 December 2006
Within one year	2,584	1,493	567	4,644
After one year but within five years	5,079	1,153	739	6,971
After five years	1,668	254	135	2,057

	9,331	2,900	1,441	13,672

19.	POST BALANCE SHEET EVENTS

After the balance sheet date the directors declared ordinary and special interim dividends. Further details are disclosed in note 7(a).

20.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2007

Up to the date of issue of this interim financial report, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2007 and which have not been adopted in this interim financial report.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after
HKAS 23 (Revised)	Borrowing costs	1 January 2009
HKFRS 8	Operating segments	1 January 2009
HK(IFRIC) Interpretation 12	Service concession arrangements	1 January 2008

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.	Capital Expenditure

During the first half of 2007, in order to support continuing rapid growth of revenue driven by increasing subscriber base as well as voice usage volume, the Group, seeing strong early morning gains, has strengthened its construction management and proactively reduced the construction period. The Group’s capital expenditure for the first half of 2007 was approximately RMB51,128 million, representing 30.7 per cent. of operating revenue, which was mainly used for the construction of GSM network, business system support, transmission facilities, infrastructure buildings and for the development of new technologies and new businesses. The capital expenditure was primarily financed by cash flow generated from operations. In the meantime, in view of the vigorous market demand and the need of network support for future business growth, the Group will increase its investment in the second half of 2007 so as to maintain its leading position in network quality and enhance customer satisfaction. The Group expects the additional capital expenditure to be less than 10 per cent. of the budgeted capital expenditure for 2007. The Group is determined to continuously pursue rational investments and cautiously consider the cost efficiency of capital investment, with a view to ensuring favorable investment returns.

2.	Operating Expense

With a view to enhancing the Company’s future competitiveness, in the first half of 2007, the Group increased its investment in sales channel, customer care, network optimization, system support, research and development, etc. by consistently upholding its doctrines of wise resource allocation through rational investment, effective cost allocation and refined management. The Group’s operating expenses for the first half of 2007 totaled RMB113,075 million, representing an increase of 18.9 per cent. over the same period of last year. With the sustainable rapid growth of the business, the Company’s advantages of economies of scale continued to be realized. This was reflected through the declining ratios of operating expense over operating revenue, average operating expenses per user per month and the average operating expenses per minute of usage by 1.5 percentage points, 1.2 per cent. and 18.4 per cent., respectively, despite the fact that there was an increase of 21.6 per cent., 21.4 per cent. and 45.6 per cent. in revenue, number of subscribers and voice usage volume, respectively, over the same period of last year.

3.	Strong Cash Flow and Sound Capital Structure

The Group continued to sustain its robust cash flow as a result of sustained rapid growth in overall business performance and revenue, proactive cost control measures, highly-efficient capital expenditure management and the effect of economies of scale. The Group’s free cash flow (net cash generated from operating activities after deduction of capital expenditure incurred) was RMB35,388 million for the six months ended 30 June 2007. As of 30 June 2007, the Group’s total cash and bank balances were RMB185,271 million, of which 93.6 per cent., 0.4 per cent. and 6.0 per cent. were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively.

As of 30 June 2007, the Group’s debt to capitalization ratio (capitalization represents the sum of total debt and total shareholders’ equity value) was approximately 10.0 per cent. At the end of June 2007, the short-term and long-term borrowings of the Group totaled RMB37,908 million, representing a decrease of RMB942 million from 2006. The financial position of the Group continued to remain at a sound level. Of the total borrowings, 37.7 per cent. was in RMB (consisting principally of RMB bonds), and 62.3 per cent. was in U.S. dollars (consisting principally of the balances of the deferred consideration for the acquisitions of the eight and the ten provincial telecommunications operators). Approximately 75.6 per cent. of the Group’s borrowings were made at floating interest rates. The actual average interest rate of borrowings (including capitalized interest) of the Group was approximately 4.67 per cent. in the first half of 2007, whereas the actual interest coverage multiple (ratio of profit before interest and tax to interest expenses) amounted to 64 times.

The Group will continue to pursue prudent financial principle, adhere to efficient financial risk management, strive for maintaining its robust cash generating capability, adopt wise resource allocation, maintain a prudent debt policy, as well as reinforce and develop favorable economic benefits, with a view to generating greater returns for its shareholders continuously.

4.	Personnel Expense

The Group continued to strengthen its highly-efficient human capital management and incentive mechanism, promote human resource management, persistently implement effective and comprehensive budget management and performance-based evaluation, with an aim to maintaining its competitive advantage in terms of human resources while effectively controling personnel expense. Personnel expense was RMB8,667 million in the first half of 2007. Personnel expense accounted for 5.2 per cent. of the total operating revenue, representing a decrease of 0.6 percentage points as compared to last year. Personnel expense, exclusive of the cost of share options, accounted for 4.9 per cent. of the total operating revenue, which remained relatively stable as compared to last year. The Group had a total of 118,703 employees as of 30 June 2007.

5.	Depreciation Expense

The continuing evolution of telecommunications technology and the appearance of a large number of new technologies and new services had a considerable impact on the life of the Group’s technologies and the remaining useful life of certain existing network equipment. The Group consistently performed assessment and evaluation on the utilization of its existing network equipment in accordance with its prudent financial management principle. Due to the changes of mobile switching technologies, the Company revised the estimated useful lives of its switching center equipment (excluding soft switching equipment that conforms with the new generation mobile technologies) from 7 years to 5 years in the first half of 2007. Depreciation expense was RMB34,938 million in the first half of 2007, representing an increase of 1.1 per cent. over the same period of last year and accounted for 21.0 per cent. of the operating revenue. The additional depreciation expense as a result of the revision in estimated useful lives amounted to RMB5,737 million. The change of estimated useful lives is consistent with the Company’s prudent financial management principle. This fairly reflects the conditions of those assets and further optimizes the assets quality and structure, thereby laying a solid foundation for the Company’s migration to next generation technologies.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited interim report for the six months ended 30 June 2007.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the six months ended 30 June 2007, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and has been the Chairman and the Chief Executive Officer of the Company since his appointment to the Board. Mr. Wang is in charge of the overall management of the Company.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2007 to 30 June 2007.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 5 September 2007 to 7 September 2007 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2007 ordinary and special interim dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 4 September 2007. The ordinary and special interim dividends will be paid on or about 14 September 2007 to those shareholders on the register of members on 7 September 2007.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2007 Interim Report will be despatched to shareholders as well as made available on The Stock Exchange of Hong Kong Limited’s website at http://www.hkex.com.hk and the Company’s website at http://www.chinamobileltd.com.

The 2007 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2007 but is extracted from the financial statements for the six months ended 30 June 2007 to be included in the 2007 Interim Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.